

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 7, 2017

Craig P. Coy
Chief Executive Officer
Command Security Corporation
512 Herndon Parkway, Suite A
Herndon, VA 20170

      Re: Command Security Corporation
            Form 10-K for Fiscal Year Ended March 31, 2016
            Filed June 27, 2016
            File No. 001-33525

Dear Mr. Coy:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Robert S. Littlepage, for

                  Larry Spirgel
                  Assistant Director
                  AD Office 11 – Telecommunications